

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2017

Scott Kirk
Chief Financial Officer
Aspen Insurance Holdings Ltd.
141 Front Street
Hamilton, HM 19
Bermuda

   Re: ASPEN INSURANCE HOLDINGS LTD
     Form 10-K for Fiscal year December 31, 2015
     Filed February 19, 2016
     File No. 001-31909

Dear Mr. Kirk:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

             Division of Corporation Finance
             Office of Healthcare & Insurance